FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 000-21250

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gymboree 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gymboree Corporation

500 Howard Street
San Francisco, California 94105

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gymboree Corporation 401(k) Plan Administrative Committee

Date: June 29, 2005	By:	/s/ Blair W. Lambert

Blair W. Lambert Committee Member

GYMBOREE 401(k) PLAN

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule:

Form 5500, Schedule H Part IV, Line 4: Schedule of Assets (Held at End of Year)	11
EXHIBIT 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the Gymboree 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Gymboree 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund is the responsibility of the Plan’s management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

By /s/ Deloitte & Touche LLP

San Francisco, California
June 29, 2005

GYMBOREE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets:
Investments, at fair value:
Fidelity
Advisor Growth Opportunities Fund Class T	$2,170,308	$—
Advisor Diversified International Fund: Class T	1,709,195	—
Advisor Equity Growth Fund Class T	1,665,140	—
Advisor Mid Cap Fund Class T	1,606,987	—
Advisor Stable Value Portfolio — Class II	1,573,477	—
Advisor Freedom 2020 Fund — Class T	893,318	—
Advisor Strategic Income Fund Class T	648,012	—
Dreyfus S&P 500 Index Fund	566,922	—
Advisor Intermediate Bond Fund Class T	513,257	—
Advisor Equity Income Fund Class T	393,579	—
Advisor Small Cap Fund Class T	302,619	—
Evergreen Special Values Fund — Class A	115,758	—
Prime Fund: Daily Money Class	43,923	—
Advisor Freedom 2040 Fund — Class T	38,014	—
Advisor Freedom 2025 Fund — Class T	33,213	—
Advisor Freedom 2035 Fund — Class T	32,201	—
Advisor Freedom 2030 Fund — Class T	29,477	—
Advisor Freedom 2015 Fund — Class T	7,212	—
Advisor Freedom 2005 Fund — Class T	1,735	—
Advisor Freedom 2010 Fund — Class T	1,675	—
Advisor Freedom Income Fund — Class T	1,297	—
Gymboree Co. Stock Fund	490,911	581,876
Participant loans	264,799	227,410
Putnam:
Investors Fund	—	1,898,690
Voyager Fund	—	1,430,421
International Equity Fund	—	1,310,134
Stable Value Fund	—	1,240,227
New Opportunities Fund	—	1,222,243
The George Putnam Fund of Boston	—	734,696
Diversified Income Trust	—	490,797
S&P 500 Index Fund	—	196,072
Capital Opportunities Fund	—	107,962
U.S. Government Income Trust	—	81,420
PIMCO Total Return Fund	—	176,781
Van Kampen Comstock Fund	—	164,932
Ariel Fund	—	35,811

Total investments	13,103,029	9,899,472
Receivables:
Participant contributions receivable	132,602	104,468
Employer contributions receivable	60,171	44,423

Total receivables	192,773	148,891

Net assets available for benefits	$13,295,802	$10,048,363

See notes to financial statements.

GYMBOREE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

Additions to net assets available for benefits attributed to:
Investment income (loss):
Dividends and interest	$217,802
Net appreciation (depreciation) in fair value of investments:
Mutual funds and common collective trusts	834,020
Gymboree Co. Stock Fund	(148,906)

Net investment income	902,916

Contributions:
Participant	2,725,265
Employer	1,067,495

Total contributions	3,792,760

Total additions	4,695,676

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	1,444,043
Administrative expenses	4,194

Total deductions	1,448,237

Net increase in net assets	3,247,439
Net assets available for benefits:
Beginning of year	10,048,363

End of year	$13,295,802

See notes to financial statements.

GYMBOREE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 – DESCRIPTION OF THE PLAN

General - The following description of the Gymboree 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1992 by The Gymboree Corporation (the “Company”) to provide benefits to employees who are at least 21 years of age and have been employed with the Company for either six months with a minimum of 500 hours of service, or one year with a minimum of 1,000 hours of service. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan. Effective June 1, 2004, Fidelity Investments (“Fidelity”) replaced Putnam Fiduciary Trust Company (“Putnam”) as the third-party administrator, Plan custodian and trustee. Fidelity processes and maintains the records of participant data. Any administrative expenses connected with the operation or administration of the Plan or associated trusts that are not paid out of plan assets are paid by the Company.

Income taxes - The prototype sponsor of the Plan received an IRS opinion letter dated October 9, 2003, stating that the Plan was acceptable under Section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. The Company is in the process of requesting an IRS determination letter as to the tax-qualified status of the Plan. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Participant contributions - Participants may elect to contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations, which amounted to $13,000 in 2004 and $12,000 in 2003. Certain participants may also elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Company contributions - The Company is required to make matching contributions as defined in the Plan. In 2004, the Company matched 100% of each participant’s contribution up to 3% of each participant’s compensation, as defined by the Plan. In 2003, the Company matched 50% on the first $1,000 of each participant’s contribution.

Vesting - Participant accounts are immediately vested in all participant and Company contributions and earnings attributable thereto.

Participant accounts - Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contribution and Plan earnings or losses. Allocation of the Company’s contribution is based on participant contributions, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants as of December 31, 2004 were as follows:

•	Prime Fund: Daily Money Class – seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity.

•	Fidelity Advisor Stable Value Portfolio Class II – seeks to preserve capital as well as to provide a competitive level of income over time consistent with the preservation of capital.

•	Fidelity Advisor Intermediate Bond Fund Class T – seeks to provide a high rate of income and may seek capital appreciation when consistent with primary objective.

•	Fidelity Advisor Strategic Income Fund Class T – seeks a high level of current income and may also seek capital appreciation.

•	Fidelity Advisor Equity Income Fund Class T – seeks a yield from dividend and interest income, which exceeds the composite dividend yield on securities comprising the S&P 500 and may seek capital appreciation when consistent with primary objective.

•	Evergreen Special Values Fund Class A – seeks growth of capital.

•	Dreyfus S&P 500 Index Fund – seeks to match the total return of the Standard & Poor’s 500 Index (“S&P 500”).

•	Fidelity Advisor Growth Opportunities Fund Class T – seeks to provide capital growth.

•	Fidelity Advisor Equity Growth Fund Class T – seeks to achieve capital appreciation.

•	Fidelity Advisor Mid Cap Fund Class T – seeks long-term growth of capital.

•	Fidelity Advisor Small Cap Fund Class T – seeks long-term growth of capital.

•	Fidelity Advisor Diversified International Fund Class T – seeks capital growth.

•	Fidelity Advisor Freedom 2010 Fund Class T – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Fidelity Advisor Freedom 2020 Fund Class T – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Fidelity Advisor Freedom 2030 Fund Class T – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Fidelity Advisor Freedom 2040 Fund Class T – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Fidelity Advisor Freedom Income Fund Class T – seeks high total return with a secondary objective of principal preservation.

•	Fidelity Advisor Freedom 2005 Fund Class T – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Fidelity Advisor Freedom 2015 Fund Class T – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Fidelity Advisor Freedom 2025 Fund Class T – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Fidelity Advisor Freedom 2035 Fund Class T – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Gymboree Co. Stock Fund – invests primarily in The Gymboree Corporation common stock.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance in their account during the prior 12 month period. The loans are secured by the participant’s account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended to ten years. The specific terms and conditions of such loans are established by the Committee. At December 31, 2004, there were 92 outstanding loans bearing interest at rates ranging from 5.0% to 10.5%.

In-service withdrawals - Under appropriate circumstances, participants may withdraw money from their accounts while employed by the Company. The Company may establish a minimum amount for a withdrawal, or a maximum number of withdrawals that may be made in a year. Withdrawals are allowed for any reason after age 59 1/2 or for hardship reasons, as defined by the Plan.

Payment of benefits - Benefits are payable upon termination of service, as defined by the Plan. Upon termination, the participant or beneficiary may elect to leave his or her account balance in the Plan, receive his or her total benefits in a lump sum amount equal to the value of the participant’s interest in his or her account, or installments over a period not to exceed the participant’s lifetime, the lifetime of his or her designated beneficiary or their joint life expectancy. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000. Distributions to participants are recorded when paid. Net assets available for plan benefits include $595,212 and $407,727 payable to terminated plan participants who have elected to defer distribution of their vested account balances at December 31, 2004 and 2003, respectively.

Plan termination - The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of the Plan and ERISA.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments – Beginning June 1, 2004, investments of the Plan are held by Fidelity and invested based upon instructions received from participants. Previous to this date, all investment balances were held by Putnam and invested in the same manner.

The Plan’s investments in mutual funds, common collective trusts and the Gymboree Co. Stock Fund are valued using quoted market prices, if available. If quoted market prices are not available, investments are valued by Fidelity at fair market value at the end of each Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend rate.

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds, common collective trusts and the Gymboree Co. Stock Fund offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Related party transactions - Plan investments in mutual funds, common collective trusts and the Gymboree Co. Stock Fund are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed on the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 – INVESTMENTS

At December 31, 2004 and 2003, investments that represent 5% or more of the Plan’s total assets are as follows:

	December 31,
	2004	2003
Fidelity:
Advisor Growth Opportunities Fund Class T	$2,170,308	$–
Advisor Diversified International Fund: Class T	1,709,195	–
Advisor Equity Growth Fund Class T	1,665,140	–
Advisor Mid Cap Fund Class T	1,606,987	–
Advisor Stable Value Portfolio — Class II	1,573,477	–
Advisor Freedom 2020 Fund — Class T	893,318	–
Advisor Strategic Income Fund Class T	648,012	–

Putnam:
Investors Fund	–	1,898,690
Voyager Fund	–	1,430,421
International Equity Fund	–	1,310,134
Stable Value Fund	–	1,240,227
New Opportunities Fund	–	1,222,243
The George Putnam Fund of Boston	–	734,696
Diversified Income Trust	–	490,797

Gymboree Co. Stock Fund	490,911	581,876

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Gymboree Co. Stock Fund, which invests primarily in the common stock of the Company. The aggregate investment in the Gymboree Co. Stock Fund was as follows at December 31:

Date	Number of shares	Fair value	Cost
2004	55,345	$490,911	$486,195
2003	33,771	$581,876	$419,452

NOTE 5 – NON-DISCRIMINATION TESTS

The Plan is subject to the actual deferral percentage (“ADP”) and the actual contribution percentage (“ACP”) tests each year, which are two tests used to determine if the Plan discriminates in favor of highly compensated employees. Eligible employees are classified as either highly compensated or non-highly compensated, based on Internal Revenue Service rules.

The Plan failed each of these tests for the 2004 Plan year and, as a result, the Company refunded a total of $175,807 in pre-tax employee contributions and matching contributions to employees in 2005.

GYMBOREE 401(k) PLAN	EIN 94-2615258

Form 5500, Schedule H Part IV, Line 4: Schedule of Assets (Held at End of Year)	Plan #001
December 31, 2004

Identity of issue, borrower, lessor			Number of	Fair
similar party	Description of investment		shares/units	value
Fidelity:
* Advisor Growth Opportunities Fund Class T	Mutual Fund		71,064	$2,170,308
* Advisor Diversified International Fund: Class T	Mutual Fund		92,090	1,709,195
* Advisor Equity Growth Fund Class T	Mutual Fund		36,428	1,665,140
* Advisor Mid Cap Fund Class T	Mutual Fund		63,719	1,606,987
* Advisor Stable Value Portfolio — Class II	Common Collective Trust		1,573,477	1,573,477
* Advisor Freedom 2020 Fund — Class T	Mutual Fund		75,962	893,318
* Advisor Strategic Income Fund Class T	Mutual Fund		54,363	648,012
* Dreyfus S&P 500 Index Fund	Mutual Fund		16,074	566,922
* Advisor Intermediate Bond Fund Class T	Mutual Fund		46,073	513,257
* Advisor Equity Income Fund Class T	Mutual Fund		13,893	393,579
* Advisor Small Cap Fund Class T	Mutual Fund		12,287	302,619
* Evergreen Special Values Fund — Class A	Mutual Fund		4,212	115,758
* Prime Fund: Daily Money Class	Interest Bearing Cash		43,923	43,923
* Advisor Freedom 2040 Fund — Class T	Mutual Fund		3,091	38,014
* Advisor Freedom 2025 Fund — Class T	Mutual Fund		2,960	33,213
* Advisor Freedom 2035 Fund — Class T	Mutual Fund		2,855	32,201
* Advisor Freedom 2030 Fund — Class T	Mutual Fund		2,444	29,477
* Advisor Freedom 2015 Fund — Class T	Mutual Fund		658	7,212
* Advisor Freedom 2005 Fund — Class T	Mutual Fund		162	1,735
* Advisor Freedom 2010 Fund — Class T	Mutual Fund		150	1,675
* Advisor Freedom Income Fund — Class T	Mutual Fund		125	1,297
* Gymboree Co. Stock Fund	Common Stock		55,345	490,911
* Participant loans	92 loans with interest rates ranging from 5.0% to 10.5%			264,799

		Total		$13,103,029

* A party-in-interest as defined by ERISA.

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm